Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 28 July 2006
Stock exchange announcement No. 36/2006

Vestas receives offshore order for 120 MW in the Netherlands

The Vestas Group has received an order for an offshore wind power plant with a total capacity of 120 MW. The project consists of 60 units of the V80-2.0 MW wind turbine, and the wind power plant will be located in the North Sea, 12 nautical miles off the Dutch coast.

The order has been placed by Windpark Q7 Holding B.V., which is jointly owned by the Dutch utility ENECO, the Dutch developer Econcern BV and the Dutch investment company Energy Investments Holding BV. The order comprises supply and installation of the wind turbines as well as a 5-year warranty and maintenance contract. The customer is responsible for the supply of foundations and grid connections through EPC contracts.

"We are very proud that Windpark Q7 Holding B.V. has chosen Vestas as supplier for their offshore wind power plant, and we look forward to continuing our cooperation through the project execution. It has taken time to achieve this goal and we have been through long and difficult negotiations, however, both parties now feel that we have entered a contract which balances the offshore risk with reward," says Anders Søe-Jensen, President of Vestas Offshore A/S and concludes: *"With an accumulated offshore market share of almost 70 per cent, the Q7 project is a further strengthening of Vestas' leading position within this market segment which is expected to experience growth rates which at least are in line with the onshore market."*

Delivery and installation is expected to take place during the second half of 2007, and the wind power plant will be completed and handed over during the first quarter of 2008.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 29/2006 of 16 May 2006.

Any questions may be addressed to Anders Søe-Jensen, President of Vestas Offshore A/S, telephone +45 2161 0382.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S